AtomBeam Technologies Inc



ANNUAL REPORT

1036 Country Club Dr, Suite 200

Moraga, CA 94556

0

https://atombeamtech.com/

This Annual Report is dated April 25, 2022.

BUSINESS

AtomBeam is a California based software company with a game-changing, patented approach to data that has the potential to transform, at the most fundamental level, how most data is transmitted and stored. Needing only the power of a 10-cent processor, and operating at 400x the speed of compression, AtomBeam compacts data, including the smallest data files generated by machines, by an average of 75% while adding post-quantum encryption, all in a single step. Unlike compressed data, AtomBeam-encoded data is searchable; imagine cataloging 12 base pairs in a million genomes with a few keystrokes instead of over hours or days, or instantly searching a massive blockchain database made multiples more informationally dense by AtomBeam technology, or moving data on a logic board four times faster with no hardware upgrades, or effectively increasing the bandwidth of any non-video datalink by 4x, all with radically better security. AtomBeam's hyper-efficient software has the potential to revolutionize data communication and storage and help bring Web3 and the 4th industrial revolution to life.

AtomBeam is protected by 11 issued and allowed patents, and currently has 10 patents pending. According to IDC, by 2025, half of all data generated will come from machines/IoT. Data compression algorithms, such as zip, are ineffective for IoT data. AtomBeam is the only effective way to reduce this fastest-growing data category, making it potentially a key component for a broad array of potential uses, including industrial machines, wearables, smart cities, spacecraft, medical devices and virtually every machine that generates data. In many ways, AtomBeam is the real Pied Piper.

AtomBeam technology is a radical departure from conventional data reduction, known as data compression. Compression seeks out repeated data patterns in a file, inserting placeholders where it finds duplicated patterns, which has the effect of reducing the size of the file. In contrast, AtomBeam uses the latest machine learning techniques to find patterns across thousands of files, saving each often-repeated pattern in a Codebook, and assigning to each saved pattern a Codeword, or index, which is much smaller than the pattern itself. Once the Codebook is complete, it is inserted into a source of data, such as a cell phone, and also in a destination, such as a cloud server, allowing the source and destination to communicate entirely in Codewords alone. This dramatically reduces the amount of data that is sent and makes communication commensurately faster. Compression is ineffective on IoT files, which are typically too small to have many repeated patterns within one file; for AtomBeam, however, file size is virtually irrelevant. This makes AtomBeam's technology a potential standard for machine to machine communications.

The company markets its product to manufacturers and end users of IoT devices, including for use in cars, heavy machinery, factories, wearables, smart buildings and much else, with significant traction with several large corporations. AtomBeam's revenue is derived from annual license and maintenance fees based on the number of servers and connected devices. The company also seeks to license resellers, who build AtomBeam into their IoT solution and offer the combination service to their customers. Resellers largely support the combined product and remit a share of the revenue that is received as payment for use of AtomBeam's software to AtomBeam.

The company was founded in September 2017 as a Delaware LLC, Drivewarp LLC. In 2019, the company changed its name and corporate form to AtomBeam Technologies Inc., a Delaware C-Corp effective January 1, 2019.

Previous Offerings

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.
Name: Class A and B LLC units (AtomBeam was converted to a C Corp from Drivewarp LLC)
Type of security sold: Equity
Final amount sold: $401,219
Number of Securities Sold: 6,908,551
Use of proceeds: Software development and general corporate purposes
Date: September 05, 2017
Offering exemption relied upon: Rule 144

Type of security sold: Convertible Notes
Final amount sold: $1,178,500

Use of proceeds: Software development and general corporate purposes
Dates: June 2019 thru November 2021
Offering exemption relied upon: Rule 144

Type of security sold: Convertible Notes (Crowdfunding)
Final amount sold: $2,542,107
Use of proceeds: Software development and general corporate purposes
Dates: January 2021 thru September 2021
Offering exemption relied upon: Reg-CF

Type of security sold: Debt
Final amount sold: $250,000
Use of proceeds: Software development and general corporate purposes
Date: February 2020 thru November 2020

Offering exemption relied upon: Rule 144

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

During 2020 and 2021, the company was conducting software development to build and test its product and complete filings of patents to protect its intellectual property. The company devoted significant resources in 2021 to the development of its principal software product.

2020

Revenue

The company had $2,000 in revenue in 2020. No cost of goods were associated with this revenue.

Expenses

Total expenses for 2020 were $539,876. Consultants, primarily software developers and architects, were paid $377,360, while sales and marketing expenses were $19,479, an amount that reflected both an effort by the company to conserve its cash and the elimination of in-person trade shows due to COVID-19. Other operating expenses were $99,518. In addition, the company accrued non-cash interest expense of $47,519 on convertible notes.

2021

Revenue

The company had $0 in revenue in 2021. No cost of goods were associated with this revenue.

Expenses

Total expenses for 2021 were $2,344,909. Consultants, primarily software developers and architects, were paid $800,155, up $422,795 from 2020, while sales and marketing expenses were significantly increased from 2020 levels to $190,000, reflecting expenses for the Company's new website, promotion and advertising expenses for digital marketing and higher travel expenses due to the amelioration of COVID-19. Other operating expenses were $266,971, or $167,453 higher than in 2020 due to higher legal and professional fees, higher insurance expense and higher office supplies and software expense. In addition, the Company incurred crowdfunding expenses of $280,034 in 2021. The company accrued non-cash interest expense of $143,176 on convertible notes, reflecting higher total convertible note balances. The Company received $49,813 in Income from a U.S. Government grant.

Historical results and cash flows:

AtomBeam launched its product in October 2020, and continued to refine and upgrade the capabilities of its product in response to its customer needs in 2021. AtomBeam expects to begin to realize revenue for its software product in 2022. AtomBeam's product is highly technical and its primary market consists of large companies that generally are slower than smaller companies in their decision making processes, but represent large potential long term opportunities. In addition, because the company has been the recipient of a government contract in the past, the opportunity for the company to receive more government contracts in the future may be enhanced, and the company intends to pursue these opportunities as resources permit. A U.S. Air Force Phase 1 contract totaling $50,000 in value was awarded to the company in April 2021.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $333,528.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Administration

Amount Owed: $8,400.00

Interest Rate: 3.75%

Maturity Date: June 05, 2050

Creditor: Wazoo Partners LLC

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: April 22, 2023

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Wazoo Partners LLC

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: July 18, 2023

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Wazoo Partners LLC

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: December 04, 2023

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Wazoo Partners LLC

Amount Owed: $200,000.00

Interest Rate: 5.0%

Maturity Date: March 31, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Wazoo Partners LLC

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: October 16, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Wazoo Partners LLC

Amount Owed: $50,000.00

Interest Rate: 5.0%

Maturity Date: December 23, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Wazoo Partners LLC

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: November 22, 2024

Payable upon maturity or in the event of a funding of at least $10 million in proceeds.

Creditor: Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount Owed: $15,000.00

Interest Rate: 5.0%

Maturity Date: December 31, 2023

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a

20% discount to the round.

Creditor: Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: February 28, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008 12

Amount Owed: $12,500.00

Interest Rate: 5.0%

Maturity Date: March 31, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount Owed: $58,937.00

Interest Rate: 5.0%

Maturity Date: May 31, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount Owed: $60,000.00

Interest Rate: 5.0%

Maturity Date: March 31, 2023

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a

20% discount to the round.

Creditor: Wazoo Partners LLC

Amount Owed: $150,000.00

Interest Rate: 5.0%

Maturity Date: February 26, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount Owed: $20,000.00

Interest Rate: 5.0%

Maturity Date: July 09, 2023

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount Owed: $27,500.00

Interest Rate: 5.0%

Maturity Date: September 23, 2023

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Ali A. Riahi & Mojgan Haddad Family Trust

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: March 31, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a

20% discount to the round.

Creditor: Ali A. Riahi & Mojgan Haddad Family Trust

Amount Owed: $12,500.00

Interest Rate: 5.0%

Maturity Date: March 31, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Ali A. Riahi & Mojgan Haddad Family Trust

Amount Owed: $18,463.00

Interest Rate: 5.0%

Maturity Date: May 31, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Ali A. Riahi & Mojgan Haddad Family Trust

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: December 29, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Ali A. Riahi & Mojgan Haddad Family Trust

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: June 15, 2023

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a

20% discount to the round.

Creditor: Ali A. Riahi & Mojgan Haddad Family Trust

Amount Owed: $60,000.00

Interest Rate: 5.0%

Maturity Date: March 31, 2023

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Ali A. Riahi & Mojgan Haddad Family Trust

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: June 15, 2023

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Ali A. Riahi & Mojgan Haddad Family Trust

Amount Owed: $27,500.00

Interest Rate: 5.0%

Maturity Date: September 30, 2023

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Mark Benham

Amount Owed: $70,000.00

Interest Rate: 5.0%

Maturity Date: May 31, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a

20% discount to the round.

Creditor: Michael Leonard

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: June 30, 2024

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

Creditor: Blue Toque Investments LLC

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: May 14, 2023

Convertible into the next round of at least $4 million in proceeds with an $6 million cap and a 20% discount to the round.

Creditor: Farid Yavari

Amount Owed: $5,000.00

Interest Rate: 5.0%

Maturity Date: June 08, 2023

Convertible into the next round of at least $4 million in proceeds with an $6 million cap and a 20% discount to the round.

Creditor: Arsel Investments LLC

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: June 09, 2023

Convertible into the next round of at least $4 million in proceeds with an $6 million cap and a

20% discount to the round.

Creditor: Joseph Chan

Amount Owed: $10,000.00

Interest Rate: 5.0%

Maturity Date: November 23, 2023

Convertible into the next round of at least $4 million in proceeds with an $6 million cap and a 20% discount to the round.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Charles Yeomans

Charles Yeomans's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: September 01, 2017 - Present
Responsibilities: The CEO is responsible for execution of the policies and strategy approved by the Company's board of directors. Compensation is currently $120,000 annually, expected to rise to $225,000 post a fundraising round of at least $4 million in proceeds, or whenever the company achieves a required level of revenue of $200,000 in a month.

Position: Chairman
Dates of Service: September 01, 2017 - Present
Responsibilities: Promulgating agendas for and chairing board meetings

Other business experience in the past three years:

Employer: Trigemina Inc.
Title: Non-executive Chairman
Dates of Service: June 01, 2017 – December 31, 2021
Responsibilities: Chairing board meetings, occasionally interface with management.

Name: Aliasghar Riahi

Aliasghar Riahi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technical Officer
Dates of Service: September 01, 2017 - Present
Responsibilities: Direction of conceptualizing, architecting and coding the company's product. Compensation is currently $120,000 annually, rising to $180,000 post a fundraising round of at least $4 million in proceeds, or whenever the company achieves a required level of revenue of $200,000 in a month.

Other business experience in the past three years:

Employer: UC Berkeley
Title: Information Systems Analyst
Dates of Service: August 01, 2017 - November 01, 2018
Responsibilities: Management of aspects of the university's data systems.

Name: Joshua Cooper, PhD

Joshua Cooper, PhD's current primary role is with University of South Carolina. Joshua Cooper, PhD currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Scientific Officer
Dates of Service: February 18, 2018 - Present
Responsibilities: Conceptualizing and architecting software and potential applications. Paid on hourly basis of $200 per hour, and has 250,000 in options and 50,000 Restricted Stock Units.

Other business experience in the past three years:

Employer: University of South Carolina
Title: Professor of Mathematics
Dates of Service: August 15, 2006 - Present
Responsibilities: Teaching and research

Name: Kayla Vallarta

Kayla Vallarta currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Controller & Director of Operations
Dates of Service: June 01, 2020 - Present
Responsibilities: Keeping corporate books, reporting, banking, and maintaining certain operational responsibilities

Position: Corporate Secretary
Dates of Service: July 17, 2020 - Present
Responsibilities: Maintenance of corporate books and records. No cash compensation currently, owns 40,000 shares of common stock.

Other business experience in the past three years:

Employer: Trigemina Inc.
Title: Director of Finance and Policy
Dates of Service: September 01, 2012 – December 31, 2021
Responsibilities: Maintenance of corporate financial records and banking

Name: Courtney Benham

Courtney Benham's current primary role is with Martin Ray Winery. Courtney Benham currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: September 01, 2017 - Present
Responsibilities: Member of Board of Directors

Other business experience in the past three years:

Employer: Martin Ray Winery
Title: Owner
Dates of Service: May 01, 2003 - Present
Responsibilities: General management

Name: Mojgan Haddad

Mojgan Haddad's current primary role is with Protein Metrics Inc. Mojgan Haddad currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: September 17, 2017 - Present
Responsibilities: Sitting on the board of directors.

Other business experience in the past three years:

Employer: Protein Metrics Inc.
Title: Vice President of Engineering
Dates of Service: June 2021 - present
Responsibilities: Lead Software engineering department for the company.

Other business experience in the past three years:

Employer: Corin Group
Title: Senior Director of Software Engineering

Dates of Service: January 01, 2020 - June 2021
Responsibilities: Lead Software engineering department for the company.

Employer: Talis Biomedical Corporation
Title: Senior Director, Bioinformatics & Software
Dates of Service: January 01, 2015 - January 01, 2020
Responsibilities: Created the vision for Talis' scientific applications, algorithms, and computing infrastructure and tools and led teams to execute.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.
Title of class: Common Stock
Stockholder Name: The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
Amount and nature of Beneficial ownership: 2,440,000 shares
Percent of class: 35.3%

Title of class: Convertible Promissory Notes
Stockholder Name: The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
Amount and nature of Beneficial ownership: $108,500
Percent of class: 9.2%

Title of class: Common Stock
Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)
Amount and nature of Beneficial ownership: 1,460,000 shares
Percent of class: 21.1%

Title of class: Convertible Promissory Notes
Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)
Amount and nature of Beneficial ownership: $800,000

Percent of class: 67.9%

Title of class: Common Stock
Stockholder Name: Ali A. Riahi & Mojgan Haddad Family Trust
Amount and nature of Beneficial ownership: 2,636,000 shares
Percent of class: 38.2%

Title of class: Convertible Promissory Notes
Stockholder Name: Ali A. Riahi & Mojgan Haddad Family Trust
Amount and nature of Beneficial ownership: $145,521
Percent of class: 12.3%

RELATED PARTY TRANSACTIONS

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.
Name of Entity: Wazoo Partners LLC
Names of 20% owners: Wazoo Partners LLC
Relationship to Company: Director
Nature / amount of interest in the transaction: Wazoo has made convertible loans to AtomBeam totaling $800,000, and has further loaned the company an additional $250,000 in a four year note that will be payable if the company is successful in raising $10 million.
Material Terms: Wazoo is the investment vehicle of Courtney Benham, a director of AtomBeam. Through Wazoo Mr. Benham has been a financial and business supporter of the company, as well as a director.

Name of Entity: Charles Yeomans
Relationship to Company: Officer
Nature / amount of interest in the transaction: Mr. Yeomans is AtomBeam's CEO and is a financial supporter of the company.
Material Terms: Mr. Yeomans has made a series of convertible loans to the company totaling $108,500.

Name of Entity: Asghar Riahi
Relationship to Company: Officer
Nature / amount of interest in the transaction: Mr. Riahi is a founder and CTO of AtomBeam, and is a financial supporter of the company.
Material Terms: Mr. Riahi has made a series of convertible loans to the company totaling $145,521.

OUR SECURITIES

The company has authorized Common Stock, Convertible Promissory Notes, and Convertible Promissory Note - Series 2020 - CF.

Common Stock

The number of shares of common stock authorized is 40,000,000 shares. The number of shares of common stock outstanding is 6,908,551 shares.

Voting Rights

Each stockholder is entitled to one vote for each share of capital stock held by such stockholder. Please see voting rights below applicable for this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights & Stockholder Agreement

The Company has a stockholder agreement from 2019 executed between then stockholders and the company. This Agreement only applies to stockholders who executed the Agreement and any Stockholders who execute Joinder Agreements. Investors in the crowdfunding offering will not be signing a Joinder Agreement.

The Stockholder Agreement contains transfer restrictions and drag along rights as key provisions. If a majority of the shareholders approve a liquidity event, all Stockholders agree to the transaction.

2019 Stock Incentive Plan

The total number of shares subject to issuance under the 2019 Stock Incentive Plan is 650,000 shares.

2021 Equity Incentive Plan

The total number of shares subject to issuance under the 2021 Equity Incentive Plan is 2,019,666 shares.

The total number of shares subject to issuance under the Warrants is 504,068 shares.

Convertible Promissory Notes

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $1,178,500
Maturity Dates: March 31, 2023 to October 17, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Caps: $6,000,000 to $25,000,000; most are at $8,000,000
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $2,000,000 to $5,000,000; most are at $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note - Series 2020 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note - Series 2020 - CF are outlined below:

Amount outstanding: $2,542,107
Maturity Date: January 05, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000
Conversion Trigger: January 05, 2023, or when company raises at least $1,000,000 in a Qualified Equity Financing, whichever is sooner.
Material Rights

Conversion; Repayment Premium Upon Sale of the Company

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of Common Stock divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Convertible Promissory Notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Convertible Promissory Notes in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Convertible Notes. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Convertible Notes. In addition, if we need to raise more equity capital from the sale of Convertible Notes, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, software development and sales thereof, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products

It is possible that some features and products may never become operational or that the current product may never be used to engage in transactions. It is possible that the failure to release additional product or features could be the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We have only coded an early version of our software. Delays or cost overruns in the development of our software and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Convertible Promissory Note that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

AtomBeam Technologies Inc. was formed on August 17, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AtomBeam Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our software is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns seven patents, one trademark and Internet domain name, and has trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing arrangements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, software development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including third party cloud server providers, industry consultants, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a software-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AtomBeam Technologies Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our software. Further, we rely on a third-party technology provider to provide some of our our back-up technology and other services. Any disruptions of services or cyber-attacks either on our technology provider or on AtomBeam Technologies Inc. could harm our reputation and materially negatively impact our financial condition and business.

Software company risk

Software is inherently easy to copy and use without the knowledge of the owner of the intellectual property underlying the software. Although the company makes strong efforts to control access to its source code, which enables copying and modification of its software, software development requires providing copies of the source code to its developers and data scientists, and so theft of the source code cannot be completely eliminated. Such theft would be harmful to the company's prospects.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

AtomBeam Technologies Inc

By   /s/ *Charles Yeomans*

    Name: AtomBeam Technologies Inc

Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

I, Charles Yeomans, the Chief Executive Officer of AtomBeam Technologies Inc., hereby certify that the financial statements of AtomBeam Technologies Inc. and notes thereto for the periods ending December 31, 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

AtomBeam Technologies Inc. has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 21, 2022.



_____ (Signature)

Chief Executive Officer   (Title)

April 22, 2022   (Date)

AtomBeam Technologies Inc.

Profit and Loss
January - December 2021

	TOTAL
Income	
5000 Other Primary Income	49,813.00
Total Income	**$49,813.00**
GROSS PROFIT	**$49,813.00**
Expenses	
6000 Compensation Expense	
6001 Salary Expense	660,133.58
6002 Payroll Taxes	50,990.53
6003 Employee Benefits	25,125.24
6006 Deferred salary expense	71,500.00
Total 6000 Compensation Expense	**807,749.35**
6100 Consultants	
6101 Consulting expense - cash paid	406,112.64
6103 Consulting expense - outside contractors	394,042.29
Total 6100 Consultants	**800,154.93**
6200 Selling and other related marketing expenses	
6201 Travel	34,858.40
6202 Meals & Entertainment	5,058.93
6203 Auto allowance	16,000.00
6204 Conference related expenses	4,251.92
6205 Advertising and Promotions	49,625.00
6206 Website/Creative Services	80,205.89
Total 6200 Selling and other related marketing expenses	**190,000.14**
6500 Operating Expenses	14,444.57
6501 Rent & Lease	22,000.00
6502 Utilities	9,893.56
6504 Office Supplies & Software	25,482.41
6505 Computer support	1,524.23
6506 Taxes & Licenses	7,587.99
6507 Legal & Professional Services	77,567.75
6508 Dues & subscriptions	35,027.31
6509 Insurance	21,615.05
6511 Bank Charges & Fees	203.71
6512 Legal fees -corporate	50,818.79
6513 Interest Paid	328.00
6516 Postage expense	477.21
Total 6500 Operating Expenses	**266,970.58**
6518 Crowdfunding fees	280,034.60
Total Expenses	**$2,344,909.60**
NET OPERATING INCOME	**$ -2,295,096.60**
Other Expenses	
6601 Interest - Loan Payable, Convertible Notes	143,176.47

AtomBeam Technologies Inc.

Profit and Loss

January - December 2021

	TOTAL
Total Other Expenses	**$143,176.47**
NET OTHER INCOME	$ -143,176.47
NET INCOME	$ -2,438,273.07

AtomBeam Technologies Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 First Republic Bank	333,528.33
Total Bank Accounts	**$333,528.33**
Total Current Assets	**$333,528.33**
Fixed Assets	
1500 Fixed - Purchased Assets	
1501 Computer Equipment	34,106.18
Total 1500 Fixed - Purchased Assets	**34,106.18**
1502 Accumulated Depreciation	-30,888.93
Total Fixed Assets	**$3,217.25**
Other Assets	
1600 Intangible Assets	201,511.34
Note Receivable - Shareholders	30.00
Total Other Assets	**$201,541.34**
TOTAL ASSETS	**$538,286.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	79,400.20
Total Accounts Payable	**$79,400.20**
Other Current Liabilities	
2160 Accrued payroll	95,400.00
2200 Other Current Liabilities	25.00
Total Other Current Liabilities	**$95,425.00**
Total Current Liabilities	**$174,825.20**
Long-Term Liabilities	
2300 Notes Payable	
2301 Notes Payable- Aubrey Capital	65,000.00
2302 Notes Payable Castling	71,000.00
2303 Notes Payable- Asghar Riahi	17,400.00
2304 Notes Payable- Juliano	23,000.00
2305 Note Payable - Mike Leonard	10,000.00
Total 2300 Notes Payable	**186,400.00**
2400 Loan Payable - Convertible Notes	1,178,500.00
2401 Interest - Convertible Notes	129,578.61
2402 LT Loan Payable	250,190.00
2403 Disaster Relief Loan	36,300.00
2404 StartEngine - Convertible Notes	2,405,231.27
2405 Interest - Convertible Notes, StartEngine	86,127.51

AtomBeam Technologies Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Total Long-Term Liabilities	**$4,272,327.39**
Total Liabilities	**$4,447,152.59**
Equity	
3000 Owner's Investment	
3004 Common Stock	401,155.00
3005 APIC- Common Stock	1,627.53
Total 3004 Common Stock	**402,782.53**
Total 3000 Owner's Investment	**402,782.53**
Retained Earnings	-1,873,375.13
Net Income	-2,438,273.07
Total Equity	**$ -3,908,865.67**
TOTAL LIABILITIES AND EQUITY	**$538,286.92**

CERTIFICATION

     I, Charles Yeomans , Principal Executive Officer of AtomBeam Technologies Inc, hereby certify that the financial statements of AtomBeam Technologies Inc included in this Report are true and complete in all material respects.

Charles Yeomans

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer